LORD ABBETT INVESTMENT TRUST

90 Hudson Street

Jersey City, NJ 07302

March 16, 2018

VIA EDGAR

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Lord Abbett Investment Trust (the “Trust”)
File Nos. 033-68090 and 811-07988

Dear Ms. Hahn:

Reference is made to Post-Effective Amendment No. 91 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on January 12, 2018 with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended.1

This letter responds to comments you provided during a telephone call on Monday, February 26, 2018 at approximately 1:00 p.m. with Pamela P. Chen and Linda Y. Kim of Lord, Abbett & Co. LLC (“Lord Abbett”), the investment adviser to the Trust, regarding the Registration Statement. Your comments, and the Trust’s responses thereto, are summarized below. Post-Effective Amendment No. 92 to the Registration Statement, which is expected to be filed with the Commission on March 28, 2018 and will become effective on April 1, 2018 (the “Amendment”), will reflect changes made in response to your comments.

Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

[1]	Accession No. 0000930413-18-000080.

Ms. Jaea Hahn

March 16, 2018

Part A – General

1. Please file your response letter as correspondence via EDGAR in advance of filing the Amendment via EDGAR.

Response: We are filing this response letter as correspondence via EDGAR in advance of the Amendment filing.

2. Please remove all blanks and brackets from the prospectus and statement of additional information (the “SAI”) included in the Amendment.

Response: All blanks and brackets have been removed from the prospectus and SAI included in the Amendment.

3. While Tandy representations no longer are required, we remind you that the Trust and its management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement, and that the Commission may have additional comments on the Registration Statement.

Response: We acknowledge that the Trust and its management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement, and that the Commission may have additional comments on the Registration Statement.

Part B – Prospectus

4. In reference to the “Fees and Expenses” section of the Fund Summary, please add disclosure stating that separate brokerage commissions may be assessed on certain share classes by certain broker-dealers for the Fund.

Response: We direct you to footnote 1 to the fee table, which states: “A shareholder transacting in share classes without a front-end sales charge may be required to pay a commission to its financial intermediary. Please contact your financial intermediary for more information about whether such a commission may apply to your transaction.”

5. In reference to the “Fees and Expenses” section of the Fund Summary, if Class F3 is intended to be a clean share class, please confirm supplementally that all disclosure required by the Capital Group no-action letter dated January 11, 2017 is provided.

Response: The disclosure required by the Capital Group no-action letter dated January 11, 2017 has been included in the prospectus.

6. In reference to the first paragraph of “Principal Investment Strategies” on page 4 of the Fund Summary, please add disclosure stating that bank loans may take

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longer than 7 days to settle. In addition, please add disclosure about how the Fund intends to address short term liquidity needs in response to the longer settlement period of bank loans (e.g., with cash on hand).

Response: We have addressed this disclosure in “Senior Loan Risk” in the “Principal Risks” section of the Fund Summary. Please refer to the response to comment 14 for the disclosure.

7. The first sentence of the first paragraph of “Principal Investment Strategies” on page 4 of the Fund Summary includes “other instruments” as part of the Fund’s 80% policy. Please identify the instruments referred to by “other instruments” to the extent that they are principal investments of the Fund.

Response: The first three sentences of the first paragraph of “Principal Investment Strategies” on page 4 of the Fund Summary have been revised as follows:

Under normal conditions, the Fund pursues its investment objective by investing at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in floating or adjustable rate instruments and derivatives and other instruments that effectively enable the Fund to achieve a floating rate of income. The floating or adjustable rate instruments in which the Fund may invest include, but are not limited to:

•	senior secured or unsecured floating rate loans or debt;
•	second lien or other subordinated secured or unsecured floating rate loans or debt; and
•	floating-rate structured (or securitized) products, including collateralized loan obligations.

The senior and second lien or other subordinated loans in which the Fund may invest include, but are not limited to, bridge loans, novations, assignments, participations, and revolving credit facility loans. The other instruments that effectively enable the Fund to achieve a floating rate of income may include, but are not limited to:

•	fixed-rate loans or debt with respect to which the Fund has entered into derivative instruments to effectively convert the fixed-rate interest payments into floating or adjustable rate interest payments;
•	exchange-traded funds or notes that provide exposure to floating or adjustable rate loans or obligations; and
•	money market investment companies.

8. The first sentence of the first paragraph of “Principal Investment Strategies” on page 4 of the Fund Summary includes “fixed rate bonds whose duration is hedged through the use of U.S. Treasury futures” as part of the Fund’s 80% policy. Please explain

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supplementally why you believe it is appropriate for the Fund to include investments in fixed rate bonds as part of its 80% policy.

Response: We have removed the reference to “fixed rate bonds whose duration is hedged through the use of U.S. Treasury futures” as such bonds will not comprise part of the Fund’s 80% policy.

9. For purposes of plain English, please break out the second sentence of the first paragraph of “Principal Investment Strategies” on page 4 of the Fund Summary into bullets.

Response: The requested change has been made. Please refer to our response to comment 7 above for the revised disclosure.

10. The second sentence of the first paragraph of “Principal Investment Strategies” on page 4 of the Fund Summary includes investment in exchange-traded funds (“ETFs”) as a principal investment strategy of the Fund.

(a) Please confirm supplementally that the Fund will include a line item for “Acquired Fund Fees and Expenses” in the fee table if the fees and expenses incurred by the Fund as a result of its investments in ETFs are greater than 0.01% of the Fund’s average net assets.

Response: We confirm that the Fund will include a line item for “Acquired Fund Fees and Expenses” in the fee table if the fees and expenses incurred by the Fund as a result of its investments in ETFs are greater than 0.01% of the Fund’s average net assets.

(b) Please explain supplementally how the Fund intends to comply with Section 12(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), when it invests in money market funds and ETFs. Please note that the SAI states that the Fund may not rely on Sections 12(d)(1)(F) and 12(d)(1)(G) of the 1940 Act.

Response: Although the Fund may not invest in other funds in reliance on Sections 12(d)(1)(F) or 12(d)(1)(G) of the 1940 Act, the Fund may otherwise invest in the securities of other investment companies to the extent permitted under the 1940 Act or the rules and regulations thereunder.  We have clarified the disclosure in “Additional Information on Portfolio Investments, Risks, and Techniques – Investments in Other Investment Companies” on page 2-21 of Part II of the SAI accordingly.

11. The second sentence of the first paragraph of “Principal Investment Strategies” on page 4 of the Fund Summary includes investment in collateralized loan obligations (“CLOs”) as a principal investment strategy of the Fund. Please address supplementally whether the Fund imposes any limits on CLOs (e.g., limits on position sizes) or whether the Fund imposes limits on illiquid investments in general. In addition, please

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disclose supplementally the percentage of the Fund’s assets that currently is invested in CLOs.

Response: Under normal conditions, the Fund does not intend to invest more than 5% of its assets in CLOs. As of March 13, 2018, 0.33% of the Fund’s net assets was invested in CLOs. Consistent with Commission staff guidance and Rule 22e-4, the Fund may invest up to 15% of its net assets in securities that are illiquid at the time of investment.

12.  In reference to the last sentence of the first paragraph of “Principal Investment Strategies” on page 4 of the Fund Summary, please clarify in the disclosure that securities rated below investment grade are junk bonds and that they are speculative in nature.

Response: We have added the following language after the last sentence of the first paragraph of “Principal Investment Strategies” on page 4 of the Fund Summary: “Below investment grade securities are commonly referred to as “high-yield” or “junk” bonds and are speculative in nature.” The risks of below investment grade bonds are further addressed in “High-Yield Securities Risk” in the “Principal Risks” section on pages 19 and 20 of the statutory portion of the prospectus.

13. The second paragraph of “Principal Investment Strategies” on page 4 of the Fund Summary states that the Fund “may invest up to 20% of its net assets in other types of debt securities and short-term instruments, including corporate debt securities and repurchase agreements.” Please disclose whether these instruments have any requirements as to credit quality or duration.

Response: No specific credit quality or duration requirements are imposed on the Fund’s investment in “other types of debt securities and short-term instruments.” We therefore believe no additional disclosure is required.

14. In reference to “Senior Loan Risk” on pages 6 and 7 of the “Principal Risks” section of the Fund Summary, please add disclosure to address the risks of bank loans, including that bank loans may take longer than 7 days to settle and the Fund may be forced to incur losses to pay redemptions, and that bank loans may be not considered securities and, as such, do not have the protections of the federal securities laws.

Response: We have revised “Senior Loan Risk” in the “Principal Risks” section of the Fund Summary as follows:

Senior Loan Risk: The Fund’s investments in floating or adjustable rate senior loans are subject to increased credit and liquidity risks. Senior loan prices also may be adversely affected by supply-demand imbalances caused by conditions in the senior loan market or related markets. Below investment grade senior loans, like high-yield debt securities, or junk bonds, usually are more credit sensitive

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than interest rate sensitive, although the value of these instruments may be affected by broader interest rate swings in the overall fixed income market. Senior loans may be subject to structural subordination and, although the loans may be senior to equity and other debt securities in the borrower’s capital structure, the loans may be subordinated to other obligations of the borrower or its subsidiaries. In some cases, no active trading market may exist for certain senior loans, which may impair the ability of the Fund to realize full value in the event of the need to sell a senior loan and which may make it difficult for the Fund to value senior loans.

Compared to securities and to certain other types of financial assets, purchases and sales of loans take longer to settle. This extended settlement process can (i) increase the counterparty risk borne by the Fund; (ii) leave the Fund unable to timely exercise voting and other rights as a holder of loans it has agreed to purchase; (iii) delay the Fund from realizing the proceeds of a sale of a loan; (iv) inhibit the Fund’s ability to re-sell a loan that it has agreed to purchase if conditions change (leaving the Fund more exposed to price fluctuations); (v) prevent the Fund from timely collecting principal and interest payments; and (vi) expose the Fund to adverse tax or regulatory consequences. To the extent the extended loan settlement process gives rise to short-term liquidity needs, such as the need to satisfy redemption requests, the Fund may hold cash, sell investments, or temporarily borrow from banks or other lenders.

In certain circumstances, loans may not be considered securities, and in the event of fraud or misrepresentation by a borrower or an arranger, the Fund will not have the protection of the anti-fraud provisions of the federal securities laws, as would be the case for bonds or stocks. Instead, in such cases, the Fund generally will rely on the contractual provisions in the loan agreement itself, and common-law fraud protections under applicable state law.

15. To the extent that investment in ETFs is part of the Fund’s principal investment strategy, please add a risk factor for investment in ETFs to the “Principal Risks” section of the Fund Summary that includes the following standard risk disclosure for ETFs:

(1)	An active trading market for ETF shares may not develop or be maintained.

(2)	Particularly in times of market stress, the following factors could lead to variances between the market price and the underlying value of ETF shares:
•	When spreads widen or premium discounts become larger than usual, investors may pay significantly more or receive significantly less than the underlying value of ETF shares when they buy or sell in the secondary market.
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•	Market makers or authorized participants may step away from their respective roles in making a market in shares of ETFs.

(3)	Where all or a portion of the ETF’s underlying securities trade in a market that is closed, when the market in which the ETF shares are listed and trading is open, there may be changes between the last quote from its closed foreign market and the value of such securities during the ETF’s domestic trading day.

Response: We have added “ETF Risk” to the “Principal Risks” section of the Fund Summary as follows:

ETF Risk: Investments in ETFs are subject to a variety of risks, including the risks associated with a direct investment in the underlying securities that the ETF holds. Also, ETFs that track particular indices typically will be unable to match the performance of the index exactly due to the ETF’s operating expenses and transaction costs, among other things. ETFs typically incur fees that are separate from those fees incurred directly by the Fund. As a result, the Fund and its shareholders, in effect, will absorb two levels of fees with respect to investments in ETFs.

In addition, we have added “ETF Risk” to the “Principal Risks” section of the statutory portion of the prospectus as follows:

ETF Risk: Investments in ETFs are subject to a variety of risks, including the risks associated with a direct investment in the underlying securities that the ETF holds. For example, the general level of stock prices may decline, thereby adversely affecting the value of the underlying investments of the ETF and, consequently, the value of the ETF. In addition, the market value of the ETF shares may differ from the value of the ETF’s portfolio holdings because the supply and demand in the market for ETF shares at any point is not always identical to the supply and demand in the market for the underlying securities.

While shares of an ETF are listed on an exchange, there can be no assurance that active trading markets for an ETF’s shares will develop or be maintained. Further, secondary markets may be subject to irregular trading activity, wide bid/ask spreads, and extended trade settlement periods in times of market stress because market makers and authorized participants may step away from making a market in an ETF’s shares, which could cause a material decline in the ETF’s net asset value (“NAV”). At times of market stress, ETF shares may trade at a significant premium or discount to the ETF’s NAV. If the Fund purchases ETF shares at a time when the market price is at a significant premium to the ETF’s NAV or sells ETF shares at a time when the market price is at a significant discount to the ETF’s NAV, the Fund will pay significantly more, or receive

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significantly less, respectively, than the ETF’s NAV. This may reduce the Fund’s return or result in losses.

In addition, because certain of an ETF’s underlying securities (e.g., foreign securities) trade on exchanges that are closed when the exchange that shares of the ETF trade on is open, and vice versa, there are likely to be deviations between the current pricing of an underlying security and the closing security’s price (i.e., the last quote from its closed foreign market) resulting in premiums or discounts to the ETF’s NAV that may be greater than those experienced by other ETFs. Also, ETFs that track particular indices typically will be unable to match the performance of the index exactly due to the ETF’s operating expenses and transaction costs, among other things. ETFs typically incur fees that are separate from those fees incurred directly by the Fund. Therefore, as a shareholder in an ETF (as with other investment companies), the Fund would bear its ratable share of the ETF’s expenses. At the same time, the Fund would continue to pay its own investment management fees and other expenses. As a result, the Fund and its shareholders, in effect, will absorb two levels of fees with respect to investments in ETFs.

16. In reference to “High-Yield Securities Risk” in the “Principal Risks” section on page 6 of the Fund Summary, please add a reference to “junk” bonds.

Response: We have revised the first sentence of “High-Yield Securities Risk” in the “Principal Risks” section on page 6 of the Fund Summary as follows: “High-yield securities (commonly referred to as “junk” bonds) typically pay a higher yield than investment grade securities, but may have greater price fluctuations and have a higher risk of default than investment grade securities.”

17. Please tailor “Derivatives Risk” in the “Principal Risks” section on pages 7 and 8 of the Fund Summary to address the types of derivatives the Fund intends to utilize, as identified in “Principal Investment Strategies.”

Response: We respectfully acknowledge your comment. However, we believe the current disclosure appropriately addresses the risks of investing in derivatives and provides the necessary investment flexibility to the Fund, while avoiding disproportionate emphasis on possible investments or activities of the Fund that are not central to the Fund’s operations in accordance with the requirements of General Instruction C.1(c) of Form N-1A. Because derivative instruments are subject to common risks, we believe breaking out risk disclosure for each instrument type would result in duplicative and lengthy disclosure. In addition, the Fund’s disclosure is consistent with Commission Release IC-23064 (Feb. 10, 1998), which amended Form N-1A and provides that “Funds should limit disclosure in prospectuses generally to information that is necessary for an average or typical investor to make an investment decision.  Detailed or highly technical discussions . . . dilute the effect of necessary prospectus disclosure…”

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18. Please clarify why “Equity Securities Risk” is included in the “Principal Risks” section on page 8 of the Fund Summary when it does not appear to be a principal investment strategy of the Fund.

Response: We have removed “Equity Securities Risk” from the “Principal Risks” section on page 8 of the Fund Summary.

19. Please make any corresponding changes to the Item 9 disclosure.

Response: We have made all corresponding changes to the Item 9 disclosure.

20. Please note that the Item 4 and Item 9 disclosure are identical. Please revise the disclosure so that the Item 9 disclosure does not merely duplicate the Item 4 disclosure.

Response: We have revised the disclosure so that the Item 9 disclosure does not merely duplicate the Item 4 disclosure.

21. In reference to “Foreign and Emerging Market Company Risk” in the “Principal Risks” section on page 23 of the statutory portion of the prospectus, if applicable, please add disclosure stating that because the Fund’s investments may trade in foreign markets that are closed when U.S. markets are open, pricing of foreign investments may be stale.

Response: We direct you to the third paragraph under “Account Services and Policies – Account Policies – Pricing of Fund Shares” for disclosure regarding the pricing of the Fund’s investments in foreign markets.

22. In reference to “Management and Organization of the Fund – Portfolio Managers” on page 29 of the statutory portion of the prospectus, please include the month of the year in which each portfolio manager started service on the portfolio management team.

Response: We respectfully acknowledge your comment; however, we do not believe that including the month of the year in which each portfolio manager started service on the portfolio management team will provide meaningful information to shareholders. In addition, Item 10 of Form N-1A does not require this information. The Fund, therefore, respectfully declines to make the requested change.

Part C – SAI

23. In reference to “Additional Information on Portfolio Investments, Risks, and Techniques – Investments in Other Investment Companies – Exchange-Traded Funds

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(“ETFs”)” on page 2-21 of Part II, please consider updating the disclosure to address the risks of investing in ETFs.

Response: Please refer to our response to comment 15 above. We have added “ETF Risk” to the “Principal Risks” section of the Fund Summary and the statutory portion of the prospectus to address the risks of investing in ETFs. Consistent with General Instruction C.2(b) of Form N-1A, which provides that the Fund “should not duplicate in the SAI information that is provided in the prospectus,” we do not believe any changes to the referenced section in the SAI are necessary because we address these risks in the prospectus.

*****

If you have any questions, please call the undersigned at (201) 827-2966.

Sincerely,

/s/ Pamela Chen
Pamela Chen
Associate General Counsel
Lord, Abbett & Co. LLC
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